CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
5.375% Medium-Term Notes, Series D Due June 21, 2020	$650,000,000	$46,345

(1)	Excludes accrued interest, if any.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in Prudential Financial, Inc.’s Registration Statement on Form S-3 (Nos. 333-157848, 333-157848-01, 333-157848-02).

Filed pursuant to Rule 424(b)(3)

Registration Statement Nos. 333-157848

333-157848-01

333-157848-02

Pricing Supplement No. 7, dated June 16, 2010,

to the Prospectus, dated March 11, 2009, and

the Prospectus Supplement, dated March 11, 2009.

$650,000,000

PRUDENTIAL FINANCIAL, INC.

5.375% MEDIUM-TERM NOTES, SERIES D,

DUE JUNE 21, 2020

The notes being purchased have the following terms:

UNDERWRITER AND PRINCIPAL AMOUNT:

Citigroup Global Markets Inc.	$162,500,000
J.P. Morgan Securities Inc.	$162,500,000
Wells Fargo Securities, LLC	$162,500,000
BNY Mellon Capital Markets, LLC	$43,334,000
Mitsubishi UFJ Securities (USA), Inc.	$43,333,000
Nikko Bank (Luxembourg) S.A.	$43,333,000
Cabrera Capital Markets, LLC	$10,834,000
Loop Capital Markets LLC	$10,833,000
Muriel Siebert & Co., Inc.	$10,833,000

TOTAL	$650,000,000

STATED MATURITY: June 21, 2020

SPECIFIED CURRENCY: U.S. dollars

principal: U.S. dollars

interest: U.S. dollars

exchange rate agent: Not applicable

TRADE DATE: June 16, 2010

ORIGINAL ISSUE DATE: June 21, 2010

ORIGINAL ISSUE PRICE: 99.390%

UNDERWRITERS’ COMMISSION: 0.450%

NET PROCEEDS TO PRUDENTIAL FINANCIAL, INC.: 98.940% or $643,110,000

AMORTIZING NOTE: Not applicable

ORIGINAL ISSUE DISCOUNT NOTE: Not applicable

EXTENDIBLE NOTE: Not applicable

FORM OF NOTE:

global form only: Yes

non-global form available:

CUSIP NO.: 74432QBM6

REDEMPTION AND REPAYMENT:

The notes will be redeemable at any time, in whole or in part, at the option of the Company, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the CMT rate, using a weekly average as displayed on Reuters page FEDCMT (as described in the Prospectus Supplement dated March 11, 2009 relating to the notes), plus 35 basis points. The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed.

INTEREST RATE IS FIXED: Yes

Annual Rate: 5.375%

INTEREST RATE IS FLOATING: No

Base Rate:

Base Rate Source:

Initial Interest Rate:

Spread, if any:

Spread Multiplier, if any

Interest Reset Dates:

Interest Payment Dates:

Record Dates:

Index Maturity:

Maximum Interest Rate, if any:

Minimum Interest Rate, if any:

INTEREST PAYMENT DATES: Semi-annually on June 21 and December 21 of each year, commencing on December 21, 2010 and ending on the Stated Maturity

REPORTS AND EVENTS OF DEFAULT:

The indenture, to the extent relating to the notes offered hereunder and under Pricing Supplement No. 8, dated June 16, 2010, certain notes previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial, Inc. may be required to file with the Securities and Exchange Commission, or SEC, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after Prudential Financial, Inc. has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial, Inc. may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial, Inc.’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial, Inc.’s obligations under the notes offered hereunder will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For certain other outstanding series of notes of Prudential Financial, Inc., acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial, Inc.’s failure to file documents or reports with the trustee.

DEFEASANCE APPLIES AS FOLLOWS:

full defeasance—i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor:    Yes

covenant defeasance—i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor:    Yes

Concurrent Offering

Concurrent with this offering of notes, we are also offering $350 million aggregate principal amount of 6.625% Medium-Term Notes, Series D, due June 21, 2040.

Use of Proceeds

We intend to use the net proceeds from the sale of the notes for general corporate purposes, including making loans and capital contributions to affiliates.

Supplemental Plan of Distribution

Nikko Bank (Luxembourg) S.A. is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside the United States and, to the extent in the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Securities, Inc. (“SMBC-SI”), as permitted under applicable law. To that end, Nikko Bank (Luxembourg) S.A. and SMBC-SI have entered into an agreement pursuant to which SMBC-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC-SI, Nikko Bank (Luxembourg) S.A. will pay to SMBC-SI a mutually agreed-upon fee.

Prudential Financial, Inc. estimates that the total offering expenses, excluding underwriting discounts and commissions paid to the underwriters, will be approximately $200,000. The Company and the underwriters have entered into an agreement regarding a reimbursement of the Company’s offering expenses.

Citi	J.P. Morgan	Wells Fargo Securities

BNY Mellon Capital Markets, LLC	Mitsubishi UFJ Securities	Nikko Bank (Luxembourg) S.A.

Cabrera Capital Markets, LLC	Loop Capital Markets	Siebert Capital Markets